(212) 756-2153	edward.schauder@srz.com

September 27, 2005

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:	DynCorp International LLC—Registration Statement on Form S-4

File No. 333-127343 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, LLC (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below). We note that the appropriate filing fee was previously sent by the Registrant to the Commission by wire transfer.

This letter is in response to the comments of the Staff set forth in its letter dated September 8, 2005, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our responses to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	We note that DynCorp International and DIV Capital Corporation submitted a supplemental letter stating that the companies are registering the exchange offer in reliance on the staff’s position in Exxon Capital Holdings Corporation (avail. April 13, 1989) and containing the representations required by Morgan Stanley & Co. (avail. June

5, 1991). We further note that letter states in the second paragraph that a broker-dealer may be a statutory underwriter and “must acknowledge that it will deliver” a prospectus. Please revise to state that a broker-deal must deliver a prospectus in accordance with the representations outlined in Shearman & Sterling (avail. July 2, 1993).

The Registrant has revised the Exxon Capital letter as requested by the Staff and has submitted a copy to the Staff via Edgar simultaneously with Amendment No.1.

2.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14-e1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Registrant confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We note the disclosure on the cover and page 5 that refers to 20 business days and the disclosure on page 52 that indicates that the expiration date will be 30 business days after the commencement of the exchange offer. Please advise or revise.

The reference to 30 business days on page 62 (formerly page 52) has been revised to 20 business days.

3.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Registrant’s logo appears on the back cover of the prospectus. The Registrant will not use any additional graphic maps, photographs and related captions or other artwork in the prospectus to be used in connection with the exchange offer.

4.	We note your use of defined terms such as, but not limited to, FTS, CFT, ITS, CIVPOL and INL. The meanings of terms should be clear from the context. Please revise to eliminate the reliance on defined terms and use terms whose meanings are clear from the context instead.

The revisions requested by the Staff have been made.

Cover

5.	The cover page should contain only information required by Item 501 or that is information that is key to an investment decision. In this connection please delete the first bullet point relating to the company. See our Plain English Handbook available at www.sec.gov.

The deletion requested by the Staff has been made.

6.	Please revise the fourth bullet point under “The New Notes” to quantify the amount of indebtedness that will rank senior to or pari passu with the exchange notes.

The revisions requested by the Staff have been made.

7.	Please revise to disclose that each broker-dealer that receives new securities pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new securities. In addition, please revise to disclose that if the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The revisions requested by the Staff have been made.

8.	Please revise to disclose that broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

The revisions requested by the Staff have been made.

Estimated Contract Value, page 1

9.	We note your statement on page 1 that that you cannot guarantee the accuracy or completeness of this information. Please be aware that the issuer is subject to liability for information found in the registration statement, regardless of whether it verified the third-party data.

The Registrant understands and acknowledges the Staff’s position.

Forward-Looking Statements, page 2

10.	We note that many of the bullet points on page 2 are largely repetitive of the risk factors included in the prospectus and are not directly related to forward-looking statements made in the S-4. Please revise accordingly.

The revisions requested by the Staff have been made.

Prospective Summary, page 3

11.	Please revise your disclosure in the forepart of the registration statement to reduce your reliance on cross-references to other locations in the registration statement. This comment applies specifically to the summary and risk factors sections.

The revisions requested by the Staff have been made.

12.	We note your statement that you are a “leading” provider of government technical services and outsourced solutions. Please provide support for this statement and briefly describe in this section and the Business section what you mean by government technical services and outsourced solutions. In addition, please clearly mark any supplemental materials to indicate those portions that support your statement. Finally, include the measurement you are using in connection with your leadership status.

The Registrant has supplementally provided the Staff with support for the above referenced statement. In addition, the Registrant has revised its disclosure under the caption “Market Share, estimated contract value, ranking and other data” (since this section modifies the entire prospectus) to clarify that it is using its fiscal 2004 revenues as the metric in connection with the disclosure pertaining to its leadership status. In addition, the Registrant has added a brief definition to outsourcing in the Industry Trend section of the prospectus summary.

13.	We note your statement that since 1951 DynCorp and its predecessors have provided critical services to the U.S. government. Please revise your disclosure on this page and throughout the prospectus to clarify, if true, that you were a subsidiary of the former DynCorp, your current business represents only a portion of your former parent’s business and you have only limited experience operating as a stand-alone company. Please include the date on which you began operating as a stand-alone company.

The Registrant believes that it is inaccurate and misleading to add disclosure that its current business represents only part of its former parent’s business and that it has limited experience operating as a stand-alone entity. While the Registrant was a subsidiary of DynCorp and later Computer Sciences Corporation (“CSC”), it currently engages in nearly all of the lines of business in which DynCorp was engaged at the time of its acquisition by CSC, and the Registrant’s revenues for Fiscal 2005 were more than 80% of the total revenues of DynCorp and all its subsidiaries for Fiscal 2003, the year immediately prior to DynCorp’s acquisition by CSC. The Registrant operated as a separate subsidiary of DynCorp from 2000 to 2003 and of CSC from 2003 until February 2005, responsible for its own operations. The Registrant was never fully integrated into Computer Sciences Corporation. Its current senior management has been engaged in managing many of its current contracts for more than 20 years. The Registrant believes that it was, from a practical standpoint, a stand-alone entity in every significant manner for a substantial period of time.

14.	We refer to your statements that the CFT and CIVPOL programs are the “most significant” programs in your operating divisions. Please clarify in what way they are the most significant. For example, do they contribute the largest portion of revenues in each of the divisions? In connection with this, please also quantify the portion of revenues each contributes.

The Registrant has clarified and quantified its disclosure as requested by the Staff.

15.	We note that, for fiscal 2005, you generated revenues of $l.92 billion. Please expand your disclosure to provide a more complete snapshot of the company’s financial position, and how this position compares to prior periods. We note that the revenues figure is repeated on page 11 of the Summary.

The disclosures requested by the Staff have been added.

16.	We note your description of the transactions on page 4. Please expand your disclosure to provide additional information regarding your acquisition by Veritas Capital from Computer Sciences Corporation, including a discussion of the purchase price, your preferred shares and your current organization chart. Please include your current ownership structure, including your ultimate parent and its ownership structure, and identify each of your guarantor subsidiaries and other subsidiaries. Further, please briefly describe any transition services agreements that enable you to operate as a stand-alone company and any management agreements with Veritas Capital, including all fees associated with these agreements.

The disclosures requested by the Staff have been added.

17.	We note your disclosure on page 16 that substantially all of the voting power of your equity is held by a subsidiary of Veritas Capital. Please quantify “substantially all,” identify the subsidiary of Veritas Capital and provide this information in the summary.

The Registrant has revised its disclosure to reflect that all of the voting power of its equity is held by DIV Holdings LLC, a subsidiary of Veritas Capital.

18.	Please include a brief description of your debt, including your aggregate indebtedness as of a recent date.

The disclosure requested by the Staff has been added.

19.	Please provide your website address if available.

The disclosure requested by the Staff has been added.

Competitive Strengths, page 3

20.	Please revise the first bullet point to describe how your revenue base is “diverse” in light of the fact that you derive substantially all of your revenues from the DoD and the DoS.

The Registrant has deleted all references that described its revenue base as “diverse”.

Business Strategy, page 4

21.	Please expand your disclosure regarding the risks that you face to quantify your significant financial leverage, discuss your limited experience operating as a stand-alone company and disclose your lack of diverse customer base. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes.

The disclosure requested by the Staff has been added.

Summary Terms of New Notes, page 7

22.	Please briefly define certain terms that may not be familiar to investors. For example, on page 8 you refer to the “make-whole premium,” “special interest” and “disqualified stock.” Please provide brief definitions of these terms as they apply to your disclosure in the summary section.

The terms referred to by the Staff have been defined in the summary section in the first instance that such terms are used. We note that the Registrant has changed the term “make-whole premium” to “applicable premium” throughout the disclosure.

23.	We note that the New Notes will be subordinated to your existing and future senior debt and will be structurally subordinated to all obligations of DynCorp International’s foreign subsidiaries. Please expand your disclosure in this section and the Description of the New Notes section to quantify your existing senior debt and the obligations of your foreign subsidiaries.

The disclosure requested by the Staff has been added.

Risk Factors, page 13

24.	Please avoid using phrases such as “material adverse effect on our business,” “adversely affect our financial condition” or “adversely impact our business” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

The revisions requested by the Staff have been made.

25.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	“Our controlling equity holders may take actions that conflict with your interests,” page 16

•	“An active trading market may not develop for the New Notes,” page 17

•	“We may never receive any revenues under our Indefinite Delivery, Indefinite Quantity Contracts,” page 19

•	“Our reputation and financial results could be harmed in the event of accidents or incidents,” page 21

•	“We may incur substantial costs relating to certain legal proceedings,” page 21

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

The revisions requested by the Staff have been made.

Risks Related to Our Indebtedness, page l3

Servicing our indebtedness requires a significant..., page 13

26.	We note that servicing your indebtedness requires a significant amount of cash. Please expand your disclosure to provide an estimate of the “significant amount of cash” required to service this indebtedness.

The disclosure requested by the Staff has been added.

Our debt instruments, including the indenture..., page 14

27.	We note that the indenture and your senior secured credit facility impose significant operating and financial restrictions on you. Please expand your disclosure to briefly describe how these restrictions limit your ability to do the things listed in the bullet points.

The disclosure requested by the Staff has been added.

28.	We note that your senior secured credit facility requires you to meet specified financial ratios and tests. Please expand your disclosure to briefly describe these financial ratios and tests.

The disclosure requested by the Staff has been added.

29.	We note that your parent’s preferred stock does not allow you or your parent to incur or become subject to any indebtedness if such indebtedness would be in excess of total indebtedness permitted to be incurred under a maximum debt incurrence test. Please expand your disclosure to briefly describe this maximum debt incurrence test.

The disclosure requested by the Staff has been added.

Risks Relating to the New Notes, page 15

Your right to receive payments on the New Notes..., page 15

30.	We note that all payments on the New Notes and the subsidiary guarantees will be prohibited in the event of a payment default on your senior indebtedness and, for limited periods, upon the occurrence of other defaults under your senior indebtedness. Please expand your disclosure to briefly describe the “other” defaults and quantify “limited” periods.

The revisions requested by the Staff have been made.

31.	Please provide additional disclosure regarding the significance of the subsidiaries that would be prohibited from paying dividends to you upon the occurrence of certain events of default under the senior secured credit facility. For example, what portion of your cash flow is comprised of these subsidiaries?

The disclosure requested by the Staff has been added.

We may not have the ability to raise the funds... page 15

32.	We note that upon the occurrence of a change in control you must offer to buy back the New Notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and special interest. Please expand your disclosure to briefly define “change in control” and “special interest.”

The disclosure requested by the Staff has been added.

Our controlling equity holders may take actions…, page 16

33.	We note that substantially all of the voting power of your equity is held by a subsidiary of Veritas Capital. Please expand your disclosure to quantify “substantially all” and identify the subsidiary.

The disclosure requested by the Staff has been added.

Risks Relating to Our Business, page 17

Political destabilization or insurgency in the regions…, page 19

34.	Please clarify whether you have had to increase your compensation expenses in order to deploy them to Iraq and Afghanistan. In addition, to the extent that you have had to increase these expenses, please describe whether your contracts with DoD or DoS provide a mechanism whereby you can pass these additional costs to DoD or DoS. Similarly, please disclose whether you have been unable to obtain insurance coverage to cover your liabilities.

The disclosure requested by the Staff has been added.

Our costs of performing under time and materials…, page 20

35.	We note that some of your contracts have incentive based or other pricing terms that condition some or all of your fees on your ability to meet specified performance metrics. Please expand your disclosure to quantify the percentage of your contracts that contain such incentive based pricing terms.

The disclosure requested by the Staff has been added.

Our business could be adversely affected..., page 20

36.	We note that many of your contracts are under review by the DCAA and other government agencies. Please advise us as to whether you have historically had any negative audits or any determination by the DCAA or other agencies that costs were improperly allocated. If so, please provide a brief description of this.

The Registrant’s operations under United States government contracts are regularly reviewed and audited by the Defense Contract Audit Agency (DCAA). In general, the audit reports issued by DCAA that have been shared with the Registrant have been positive and, except as discussed below, we are aware of no audit reports that have been issued with a determination that costs we charged under a government contract were improperly allocated.

A recent audit report issued by DCAA on the Registrant’s Air-Wing contract to the Department of State in June 2005 and that the Registrant received in August 2005 reached the conclusion that the Registrant had incorrectly included certain cost elements in base pay for purposes of calculating hazard and post differential pay, resulting in the Registrant’s overbilling of $1.8 million. The Registrant believes that it calculated pay allowances in accordance with its cost proposal and it does not agree with DCAA’s position. The Registrant is working with its customer to resolve this issue.

We may incur substantial costs relating to certain legal proceedings, page 21

37.	Certain of your disclosure under this heading relating to the claim brought by AI-Katin appears to mitigate the risk you are presenting and imply that the claim is without merit. The latter is a legal judgment that the company is not qualified to make. If it is based upon advice from litigation counsel, please identify counsel and include a consent. Otherwise, please revise to remove the specific disclosure regarding “evidence of payment.” This comment also applies to your disclosure under the heading, “Legal Proceedings” on page 69.

The Registrant has revised its disclosure to remove the specific disclosure regarding “evidence of payment.”

We depend upon CSC for certain transitional services…, page 22

38.	We note that certain items in the transitional services agreement with CSC may have terminated on August 11, 2005. Please update your disclosure to indicate whether these provisions are still in place or whether you now provide these services.

The revisions requested by the Staff have been made.

Loss of our skilled personnel…, page 23

39.	Please expand your disclosure to identify the members of your senior management team upon whom you are reliant.

Upon further consideration, the Registrant has revised its disclosure to more accurately reflect the risk in this regard.

The 2005 Acquisition, page 24

40.	We note that the amount of preferred stock issued to CSC is subject to adjustment. Further, we note the disclosure in Note 3 to your consolidated financial statements on page F-16 that CSC delivered to the company a draft calculation of the net working capital on April 6, 2005, you delivered to CSC a notice objecting to the draft calculation on May 5, 2005 and you are currently in discussions with CSC to resolve your objections. Please update your disclosure in this section to reflect the current status of the adjustment and tell us when you expect to complete the final purchase price adjustment.

The disclosure requested by the Staff has been added.

41.	We note that an additional preferred equity investment of $50 million was made in your parent by a third party investor. Please identify this third party investor.

The disclosure requested by the Staff has been added.

42.	We note the common equity investment in your parent of $100 million by Veritas Capital and a third-party investor. Please expand your disclosure to quantify each party’s investment in common equity and identify the third party investor.

The disclosure requested by the Staff has been added.

43.	We note your ownership structure chart. Please expand this chart to include your parent and provide its ownership structure. In addition, identify the third party investors and the guarantor subsidiaries.

The disclosure requested by the Staff has been added.

Management’s Discussion and Analysis, page 35

44.	This section should present an analysis of the company’s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please expand your introductory disclosure to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. For example, please discuss any material trends which may include the anticipated impact of the government spending, increasing competition and the continuing situation in the Middle East. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

The disclosure requested by the Staff has been added.

45.	We note that, for the two years ended April 2, 2004 and the period from April 3, 2004 to February 11, 2005, you did not incur interest-bearing debt. Please expand your disclosure to provide a discussion of your current indebtedness, the amount of cash flow required to service such debt and how this will impact your operations going forward.

The disclosure requested by the Staff has been added.

46.	We note your disclosure on page 60 that you intend to compete for business opportunities domestically, including homeland security and domestic aviation markets. Please expand your disclosure in this section to discuss whether this represents a change in your business operations going forward.

The disclosure requested by the Staff has been added.

Factors Affecting Our Future Results, page 35

47.	We note that your future results of operations will include costs and expenses for you to operate as an independent company. Please expand your disclosure to briefly discuss and quantify these costs and expenses.

The disclosure requested by the Staff has been added.

Contract Backlog, page 37

48.	Please tell us your basis for including estimates of the unfunded backlog in this table. In addition, please expand your disclosure to discuss in more detail how your management determines its estimate of the unfunded backlog.

Upon further consideration, the Registrant has deleted its use of the term “management estimate” in connection with unfunded backlog since unfunded backlog is only the sum of unexercised contract options, and does not involve any judgment call on the part of management. The Registrant has revised its disclosure accordingly.

Liquidity and Capital Resources

Cash flows, page 45

49.	Explain to us what consideration was given to including an analysis of the net cash used in operations for the 49 days ended April 1, 2005 in your discussion of cash flows from operating activities.

Upon further consideration, the Registrant has revised its disclosure to include an analysis of the net cash used in operations for the 49 days ended April 1, 2005 in its discussion of cash flows from operating activities.

Debt and Other Obligations, page 46

50.	We note that your senior secured credit facility contains financial covenants, including a minimum interest coverage ratio and a maximum total debt to EBITDA ratio, and places certain restrictions on your ability to make capital expenditures. Please expand your disclosure to briefly describe the minimum interest coverage ratio, the maximum total debt to EBITDA ratio and the restrictions on your ability to make capital expenditures and how these covenants will impact your operations going forward.

The disclosure requested by the Staff has been added.

The Exchange Offer, page 49

Terms of the Exchange Offer, page 49

51.	We note your disclosure on pages 49 and 132 that each broker-dealer that receives new notes for its own account in exchange for the original notes, where the original notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please revise to state that each broker-dealer must deliver a prospectus.

The revisions requested by the Staff have been made.

52.	We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” after the expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise on page 50 and throughout the document as necessary.

The revisions requested by the Staff have been made.

Special Interest, page 50

53.	We note your disclosure on page 50 that, if the issuers fail to meet certain targets, special interest will become payable in respect of the notes. Please revise to define special interest when it is first referenced.

The revisions requested by the Staff have been made.

Expiration Date; Extensions; Amendment, page 52

54.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The Registrant believes that it satisfies the requirements of Rule 14e-1(d) since the reference to oral notice only pertains to the notification to the exchange agent of any extension. The disclosure read in relevant part: “In order to extend the expiration date, the issuer will notify the exchange agent of any extension by oral or written notice and will issue a public announcement .... (emphasis added). The Registrant has always intended that notice of any extension would be made via a press release and has clarified the disclosure to reflect that.

55.	We note your disclosure on page 52 that the issuers reserve the right to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

The disclosure has been clarified as requested by the Staff.

Business, page 58

56.	We note that historically virtually all of your backlog has been converted into revenue at or above contract values. Please clarify, if true, that your backlog does not take into account any expenses associated with the contracts and converting backlog into revenue would not reflect net income associated with the contracts.

The clarification requested by the Staff has been made.

Industry Trends, page 60

57.	We note your statements that national defense and homeland security spending is increasing at its fastest pace since the 1980’s and the U.S. defense budget is entering into its seventh consecutive year of growth. Further, we note your reference to estimates by the Government Electronics & Information Technology Association. Please provide support for your statements in this section, including any materials prepared by the Government Electronics & Information Technology Association. In addition, please clearly mark any supplemental materials to indicate those portions that support your statements.

As discussed supplementally with the Staff, it is the current intention of DynCorp International, Inc., the Registrant’s parent to file an S-1 registration statement. In connection with the contemplated initial public offering, the Registrant notes that the industry section has been slightly modified to conform to the disclosure in the draft S-1 registration statement. The Registrant has provided the Staff with any additional relevant support supplementally as well.

Principal Customers and Contracts, page 63

58.	We note that over the last decade you have expanded your customer base to include foreign governments and commercial customers. Please expand your disclosure to quantify the percentage of your revenues derived from this expanded customer base.

The disclosure requested by the Staff has been added.

Management, page 70

59.	Pursuant to Item 401(e) of Reg. S-K, please provide more detailed dates of employment for your directors and officers, including Messrs. Cannon, Gorman, Thorne and DiGesualdo.

The disclosure requested by the Staff has been added.

60.	Please disclose which if your parent’s directors are independent. In addition, please disclose whether your parent has a standing audit committee and, if not, whether the entire Board of Directors serves in that capacity.

The disclosure requested by the Staff has been added.

Employment Agreements and Special Retention Plan, page 74

61.	We note that fifteen key employees are eligible to receive an incentive payment under the DynCorp International LLC Special Retention Plan. Please expand your disclosure to quantify the total amount that could be awarded to these fifteen employees pursuant to this plan. In addition, please clarify how the total value for the six employees referenced is $3.375 million and the amounts listed for Messrs. Cannon, Gorman, Thorne and DiGesualdo total $2.475 million, if applicable, identify other employees that in the aggregate will receive approximately $1 million.

The disclosure requested by the Staff has been added.

Management Incentives, page 74

62.	We note that it is contemplated that members of your management and outside directors will participate in your profits through a plan that grants them Class B interests in DIV Holding LLC. Please expand your disclosure to identify these members of your management and outside directors and describe this plan in more detail. For example, please provide the total value of the grants made or to be made under this plan and whether there are any voting rights or other rights associated with the Class B interests. Further, we note that the holders of the Class B interests will be entitled to receive a percentage in the aggregate of all distributions made by DIV Holding LLC after holders of Class A interests has received a return of their invested capital. Please quantify this percentage.

The revisions requested by the staff have been made, except as indicated below. The Registrant believes that it is unable to quantify the dollar value of the grants that will be made under the plan, and will be unable to quantify the dollar value of such grants until an enterprise value of the company is established.

Security Ownership of Certain Beneficial Holders and Management, page 75

63.	Please identify the third party investor that owns 14% of the Class A membership interests of DIV Holding LLC.

The disclosure requested by the Staff has been added.

Certain Relationships and Related Transactions, page 77

64.	We note that you paid a transaction fee of $12 million to Veritas Capital Management II, L.L.C. Please expand your disclosure to state when this fee was paid and describe the services provided in connection with this fee.

The disclosure requested by the Staff has been added.

65.	We note that you pay an annual management fee of approximately $300,000 to Veritas Capital Management II, L.L.C. Please expand your disclosure to briefly describe the management services provided by Veritas Capital. Please disclose whether this amount is comparable to what you would pay a third party for similar services.

The disclosure requested by the Staff has been added.

66.	We refer to the transitional services agreement with CSC. Please expand your disclosure to state the amount that you pay to CSC for these services and whether it is comparable to what you would pay a third party for similar services.

The disclosure requested by the Staff pertaining to the fees payable to CSC has been added. Since it would not have been possible for a third party to provide the transition services because the Registrant was dependent on existing CSC Systems to run its financial and human resources platforms, a comparison to what a third party would have charged to perform such services is not available. However, we note that the terms of the transition service agreement (including payment terms) were negotiated at arms’-length between Veritas and CSC.

67.	We note that the preferred stock shall be subject to a mandatory redemption upon the occurrence of a change of control. Please expand your disclosure to briefly define what constitutes a “change of control.”

The disclosure requested by the Staff has been added.

68.	We note the covenants in favor of the holders of the preferred stock. Briefly describe and quantify the maximum debt incurrence test and the restricted payments test, if such tests have been determined.

The disclosure requested by the Staff has been added.

Description of Material Indebtedness, page 79

69.	We note your statement that the description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of your senior secured credit facility. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately.

The revisions requested by the Staff have been made.

70.	We note that the loans under the senior secured term loan bear interest, at your option, at either (i) the base rate plus an applicable margin or (ii) the Eurodollar rate plus an applicable margin. Please expand your disclosure to quantify these percentage amounts.

The disclosure requested by the Staff has been added.

71.	We note that you are required to comply with specified financial ratios and tests under the senior secured credit facility. Please expand your disclosure to briefly describe and quantify these financial ratios and tests.

The disclosure requested by the Staff has been added.

Material United States Federal Income Tax Consequences, page 128

72.	We note your statement that the exchange “should not be a taxable event” and the holding period for the New Notes “should” include the holding period for the Old Notes. Please advise us as to why you are not able to make an unqualified statement regarding the tax treatment of the exchange and the holding period for the New Notes.

The Registrant has revised its disclosure to make an unqualified statement regarding the tax treatment of the exchange and the holding period for the New Notes.

Available Information, page 133

73.	Please revise to update the address of the SEC’s public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

The revision requested by the Staff has been made.

Financial, Statements

General

74.	Update your financial statements pursuant to 3-12 of Regulation S-X.

The Registrant has updated its financial statements pursuant to Rule 3-12 of Regulation S-X.

Consolidated Statements of Member’s Equity

75.	Please explain to us how the February 2005 acquisition transaction is reflected in your consolidated statements of member’s equity.

The February 2005 acquisition transaction is reflected in the successor consolidated statement of member’s equity by recording the member’s units at the preliminary purchase price paid by DynCorp International Inc. on February 12, 2005. We have renamed the “Balance at February 12, 2005” line caption as “Original Capitalization at February 12, 2005”.

Note 1 — Summary of Significant Accounting Policies

Description of Business and Organization

76.	We note the disclosures in the second and fourth paragraph regarding the transactions of the predecessor entity. Please confirm to us that the predecessor financial statements represent consolidated versus combined financial statements.

The predecessor financial statements present the consolidated accounts of the entities formerly owned by DynCorp that comprise DynCorp International LLC as of February 12, 2005.

Revenue Recognition

77.	Further explain how you determine the pro-rata portion of fixed fees to be recognized on cost-reimbursable contracts. Tell us if the referenced probable and estimable fees are billable under the contractual terms.

The Registrant recognizes revenue for the fixed fee component of cost reimbursable contracts in proportion to the allowable costs incurred in performance of the contract. In regards to billings under the contractual terms, the Registrant’s cost reimbursable contracts that include a fixed fee component provide for proportional billing of the fixed fee. Historically, the billing and revenue recognition for the cost incurred and the fixed fee component are consistent and risk of loss due to uncollectibility is negligible.

78.	Explain how you account for any award or incentive fees included in your cost reimbursable contracts. Cite any relevant accounting literature in your response.

The Registrant enters into long-term cost reimbursable contracts including cost-plus-fixed-fee and cost-plus-award-fee arrangements to provide various types of services to U.S. government entities. As these contracts are executed directly with U.S. government entities, we recognize these types of contracts under the guidance in AICPA Federal Government Contractors Guide (the “Audit Guide”). Specifically in accordance with paragraphs 3.02 and 3.03 of the Audit Guide, we have accounted for these types of contracts under Accounting Research Bulletin (ARB) No. 43, Chapter 11, Government Contracts, and AICPA Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, as interpreted by the Audit Guide.

In accordance to the accounting guidance presented in paragraphs 3.27 through 3.29 of the Audit Guide, the award fee provision of cost reimbursable contracts is recognized ratably over the contract term based on the Registrant’s reasonably dependable estimate of amounts to be awarded. The reasonably dependable estimates are based on contract-specific historical award experience or, for new contracts, based on historical award experiences for similar contracts. In addition, the Registrant only recognizes a ratable share of the award fee estimate if no perceived collection issues exist. Once award fee are granted, the Registrant adjusts its estimate of award fees to actual amounts awarded. This methodology is consistent with the guidance provided in paragraphs 23 and 54 of SOP 81-1.

Note 3 — Acquisitions

79.	Explain to us how you have considered the disclosure requirements of paragraph 51(b) of SFAS 141 as it relates to goodwill acquired as part of the acquisition transactions.

The primary reasons for the acquisition and most significant factor contributing to the goodwill value is the Registrant’s ability to leverage its infrastructure and management expertise in addressing the government outsourcing trend.

Note 7 — Receivables

80.	Explain to us the cause for the 78% increase in your receivable balance from the prior year to the current year. Tell us what consideration you have given to disclosing this information in your MD&A.

The 78% increase in accounts receivable primarily results from the 58.2% increase in revenue for the pro forma fiscal year ended April 1, 2005. The accounts receivable increase that is not attributable to the revenue increase relates to delays in the overall invoicing process under the new CIVPOL contract. The Registrant has updated its MD&A disclosure accordingly.

Note 15 — Segment and Geographic Information

81.	Explain to us how you complied with all of the disclosure requirements of paragraph 31 of SFAS 131 when preparing your segment disclosure. Additionally, tell us how you considered the need to provide this information in your MD&A.

The Registrant will update financial footnote disclosure and MD&A based on the following:

The Registrant is organized into two major business areas, Field Technical Services (“FTS”) and International Technical Services (“ITS”). In addition to the reporting segments, the Registrant discloses separately within its SFAS disclosure the assets and activities of its Home Office. The DynCorp International Home Office component represents assets not included in a reporting segment and is primarily comprised of cash and cash equivalents, deferred tax assets and liabilities, internally developed software, fixed assets, unallocated general corporate costs, and depreciation and amortization related to the long-lived assets not included in a reporting segment.

The reporting segments follow the same accounting policies outlined in Note 1—Summary of Significant Accounting Policies included in the notes to the Registrant’s audited consolidated financial statements for the fiscal year ended April 1, 2005. All inter-segment transactions and balances have been eliminated from the reporting segments’ presented results.

The Registrant and its former parent, DynCorp, were acquired by Computer Sciences Corporation (“CSC”) on March 7, 2003. On December 12, 2004, CSC and DynCorp entered into an agreement to sell the Registrant to The Veritas Capital Fund II, L.P. (“Veritas”). The two acquisitions were accounted for under the purchase method, and accordingly, the purchase prices were allocated to the net assets acquired based on estimates of the fair values at the date of the acquisitions and, for the second acquisition, is subject to future adjustments. Therefore, the reporting segment information reflects a new basis of accounting beginning March 8, 2003 and February 12, 2005. The information presented for periods prior to March 8, 2003 are referred to as the “original predecessor period”, the information presented for the period March 8, 2003 to February 11, 2005 are referred to as the “immediate predecessor period” and the information presented for the periods from February 12, 2005 forward are referred to as the “successor period”.

Part 11. Information Not Required in Prospectus

Exhibits

82.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Registrant has filed all exhibits with Amendment No. 1.

*    *    *    *    *

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,
/s/ Edward H. Schauder, Esq.
Edward H. Schauder, Esq.

CC:	Michael J. Thorne
DynCorp International, LLC
Chief Financial Officer

Michael R. Littenberg
Schulte Roth & Zabel LLP
Partner